Vizsla Drills New Vein in Cordon del Oro
Corridor at Panuco: 1,283 g/t AgEq Over 2.07
M; & 943 g/t AgEq Over 2.17 M

(VZLA-TSX-V)

VANCOUVER, BC, July 28, 2021 /CNW/ - Vizsla Silver Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report new results from its ongoing, fully-funded 100,000 metre drill program at its flagship Panuco silver-gold project ("Panuco" or the "Project") in Mexico. Today's results are from ten holes completed at Cordon del Oro, located 4.6km east of the high-grade Napoleon discovery.

Highlights of the new drill results include:

      9 out of 10 completed drill holes intersected a new east-west trending vein on the Cordon del Oro corridor known as the San Antonio Vein.

      Hole CO-21-44 returned 1,283 g/t silver equivalent (AgEq) over 2.07 metres true width (mTW) from 99.0 metres (m) including;

        2,649 g/t AgEq over 0.78 mTW from 100.5 m

  Hole CO-21-50 returned 943 g/t AgEq over 2.17 mTW from 129.0m including;

     1,551 g/t AgEq over 1.18 mTW from 130.0m

      In total, drilling has traced this new mineralization over 200 metres of strike, to a depth of 100 metres below surface and it remains open to expansion

Vizsla President and CEO, Michael Konnert, commented: "Panuco is a much larger district beyond the current areas of resource drilling and this new discovery within the Cordon del Oro corridor emphasises the exploration upside potential of the Project. Cordon del Oro had never been drilled prior to Vizsla's consolidation of the district and represents an excellent near-surface target within proximity to other mineralized structures. The Company currently has ten rigs on site: six completing resource drilling at Napoleon and Tajitos and four focused on exploration including the recent Josephine EM discovery and this new zone."

Longsection of Cordon del Oro Drilling

Longitudinal section of drilling at Cordon del Oro with selected holes labelled. (CNW Group/Vizsla Silver Corp.)

Figure 1: Longitudinal section of drilling at Cordon del Oro with selected holes labelled.

Complete table of Cordon del Oro drill hole intersections

	From	To	Estimated True Width	Gold	Silver	Silver Equivalent
Drillhole							Comment
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CO-21-41	91.75	92.85	1.00	0.77	167	228.9
CO-21-42			No Significant values
CO-21-43	103.8	106.1					Intercepted mine workings
CO-21-44	99.0	101.4	2.07	6.64	705.5	1,282.7
Incl.	100.5	101.4	0.78	14.65	1,365.0	2,649.3
CO-21-45			No Significant values
CO-21-46	118.85	120.3	1.08	1.41	310.4	423.6
CO-21-47			No Significant values
CO-21-48	83.7	87.0	3.22	0.48	81.9	121.7
CO-21-49	97.8	99.0	0.98	1.06	199.8	286.3
CO-21-50	129	131.2	2.17	2.59	746.8	943.2
Incl.	130	131.2	1.18	4.23	1,230.0	1,550.6

Table 1: Downhole drill intersections from holes completed at the Cordon del Oro Vein Corridor.

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627. Metal price assumptions are $17.50 oz silver, and $1,700 oz gold, recoveries assumptions are 96% gold, and 94% silver, based on similar deposit types.

Plan map showing location of drill holes, mapped veins and surface sampling at the Cordon del Oro Vein Corridor. Inset shows detail of San Antonio Vein drill collar locations. (CNW Group/Vizsla Silver Corp.)

Figure 2: Plan map showing location of drill holes, mapped veins and surface sampling at the Cordon del Oro Vein Corridor. Inset shows detail of San Antonio Vein drill collar locations.

Cordon del Oro Details

The assay results have been received from a near east-west trending splay vein off the Cordon del Oro corridor known as the San Antonio Vein. Cordon del Oro is one of the major northwest trending corridors on the Panuco property and is interpreted based on vein textures and geochemistry to be preserved at a shallower level of erosion relative to surrounding vein corridors including the Napoleon and Tajitos discoveries.

The Company initially focused drilling on the main Cordon del Oro vein, intercepting locally high grades from splay veins in the Aguita Zarca area 530 metres to the south of San Antonio. It was this same targeting approach which led to the discovery of a new zone of mineralization at the San Antonio vein.

The San Antonio vein itself is over 1,800 metres long and hosts three separate historic underground workings. 130 metres of vein strike, to the west of current drilling, is owned by a third party and the remainder on Vizsla claims. Surface samples along the vein to the west of the current drilling have returned grades up to 4,244g/t AgEq and remain to be drill tested, while limited underground sampling has highlighted anomalous to high-grade silver-gold veins between 0.5 to 3.0 metres wide.

The San Antonio vein is hosted in rhyolite tuffs with a thin sliver of andesite forming the footwall in shallower holes. The vein is dominantly composed of massive to weakly banded crystalline quartz with minor manganese on oxidised fracture surfaces.

With encouraging initial results highlighting a zone of near-surface mineralization (currently traced over 200m along strike, 100m down dip and remains open in all directions), the Company will look to expand this new zone both at depth and laterally.

Cross section through drilling, looking to west, with drillholes and intervals labelled. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section through drilling, looking to west, with drillholes and intervals labelled.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
San Antonio	CO-21-41	408216	2588429	1100	-32.0	52	252
	CO-21-42	408216	2588429	1100	-33.0	358	186
	CO-21-43	408216	2588429	1100	-30.0	336	174
	CO-21-44	408216	2588429	1100	-57.0	336	153
	CO-21-45	408216	2588429	1100	-62.0	25	228
	CO-21-46	408216	2588429	1100	-54.6	72	189
	CO-21-47	408216	2588429	1100	-25.0	72	193.5
	CO-21-48	408141	2588456	1102	-48.5	360	136.5
	CO-21-49	408141	2588456	1102	-38.4	336	157.5
	CO-21-50	408122	2588384	1100	-50.5	8	198

Table 2: Drill hole details. Coordinates in WGS84, Zone 13

About the Panuco Project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5-hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla Silver. Mr. Dupuis is a "Qualified Person" as defined under the terms of National Instrument 43-101

Standard of Disclosure for Mineral Projects.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; and future mineral exploration, development and production.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email:

info@vizslasilvercorp.com, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 06:30e 28-JUL-21